

20008711

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

SEC FILE NUMBER

8-65342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Advisory Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

901 S. Bond Street, Suite 400
                                (No. and Street)

Baltimore	Maryland	21231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David M. Churchill COO/CFO (410)-537-5400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

100 East Pratt Street, Suite 1900	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 02 2020

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Churchill , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC , as of December 31 , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CFO/COO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BrownADVISORY
Thoughtful Investing.

BROWN ADVISORY SECURITIES, LLC

Financial Statements

(Together with Report of Independent Registered Public Accounting Firm
on Exemption Report Required by SEA Rule 17a-5)

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

BROWN ADVISORY SECURITIES, LLC

Table of Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Brown Advisory Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown Advisory Securities, LLC (the "Company") as of December 31, 2019, and the related statement of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEA Rule 15c3-1 and Information for Determination of Reserve Requirements pursuant to SEA Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

PricewaterhouseCoopers LLP, 100 East Pratt Street Suite 2600, Baltimore, Maryland 21202-1096
T: 410 783 7600; F: 410 783 7680, www.pwc.com/us



pwc

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under SEA Rule 15c3-1 and Information for Determination of Reserve Requirements pursuant to SEA Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Baltimore, MD
February 28, 2020

We have served as the Company's auditor since 2016.

BROWN ADVISORY SECURITIES, LLC

Statement of Financial Condition

Year ended December 31, 2019

(In thousands)

Assets		2019
Cash and cash equivalents	$	1,971
Restricted cash		56
Receivable from clearing organization		242
Prepaid expenses and other assets		155
Investment securities at fair value, cost of $178		179
Total assets	$	2,603
Liabilities and Member's Equity		
Accrued compensation	$	12
Payable to clearing organization		49
Payable to affiliates		683
Accrued expenses and other payables		241
Total liabilities		985
Commitments and contingencies (Note 9)		
Member's equity		1,618
Total liabilities and member's equity	$	2,603

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statement of Operations

Year ended December 31, 2019

(In thousands)

	2019
Operating revenues:	
Asset based fees	$ 7,989
Commissions	1,017
Margin Interest	203
Other	10
Total operating revenues	9,219
Operating expenses:	
Employee compensation and benefits	5,887
Administrative	809
Service bureau	343
Professional services	110
Data/News services	96
Occupancy and equipment	83
Other	158
Total operating expenses	7,486
Operating income	1,733
Non-operating:	
Investment income, including unrealized gains of $7 in 2019	34
Net income	$ 1,767

See accompanying notes to financial statements.

4

BROWN ADVISORY SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2019

(In thousands)

	Capital contributions	Cumulative surplus	Total member's equity
Balance at December 31, 2018	559	2,519	3,078
Net income	—	1,767	1,767
Dividend to Member	—	(3,227)	(3,227)
Balance at December 31, 2019	$ 559	1,059	1,618

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2019

(In thousands)

		2019
Cash flows from operating activities:		
Net income	$	1,767
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in unrealized gains on investments		(11)
Stock-based compensation and compensation amortization		138
Changes in operating assets and liabilities:		
Receivable from/payable to clearing organization		143
Prepaid expenses and other assets		31
Accrued compensation		(163)
Due to/from affiliates		(297)
Accrued expenses and other payables		(65)
Net cash provided by operating activities		1,543
Cash flows from financing activities:		
Dividend to Member		(3,227)
Net cash used by financing activities		(3,227)
Net decrease in cash and cash equivalents		(1,684)
Cash, cash equivalents, and restricted cash at beginning of year		3,711
Cash, cash equivalents, and restricted cash at end of year	$	2,027
Less: Restricted cash		56
Cash and cash equivalents at end of year	$	1,971

See accompanying notes to financial statements.

6

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEA). The Company's sole member is Brown Advisory Management, LLC (BAM). The managing member of BAM is Brown Advisory Incorporated (BAI), while the ultimate parent of the Company is Brown Advisory Group Holdings, LLC (BAGH or Parent). The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Summary of Significant Accounting Policies

(a) *Cash and Cash Equivalents*

The Company considers all investments in highly liquid debt instruments with maturities of three months or less to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value.

(b) *Restricted Cash*

The Company considers restricted cash money that is held for a specific purpose and not available for immediate or general business use. Restricted cash represents $56,000 of money market fund deposits held with the clearing organization at December 31, 2019.

(c) *Income Taxes*

BAM, a multi-member LLC, is treated as a partnership for tax purposes and is the sole member of the Company. As a partnership, BAM is not subject to federal or state income taxes since such taxes are the responsibility of the BAM members. The Company is treated as a disregarded entity for tax purposes and is included in the partnership federal and state returns filed by BAM.

(d) *Investments*

Investment securities are classified as trading. Trading securities are those securities which are purchased and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Fair values are generally based on quoted market prices. If quoted market prices are not available, fair values are determined based on other relevant factors, including quoted market prices of similar securities. Unrealized gains and losses on trading securities are included on the statement of operations as a component of net income. Dividends and interest income are recognized when earned.

(Continued)

(e) *Fair Value Measurements*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 5).

(f) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates and could have a material impact to the financial statements.

(3) Revenue Recognition

The Company primarily earns revenue from contracts with customers in the form of brokerage commissions, distribution fees, and investment advisory fees. Interest, investment, and other income including that from intercompany arrangements is not considered revenue from contracts with customers under the current guidance. A description of each of these types of revenue streams follows:

(a) Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Related expenses include, but are not limited to, commissions paid to brokers and clearance/supervision fees charged by Wells Fargo Clearing Services.

(b) Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the funds up front, over time, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. While fund distribution services are largely satisfied at the point in time when an investor makes an investment in a fund, the ultimate amounts of revenue are subject to the variable consideration constraint. Therefore, a portion of distribution and related service revenue will be recognized in periods subsequent to the satisfaction of the performance obligation. In the table below, trailing fees are included in asset based fees while sales-loads are included in commissions.

(Continued)

(c) Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing ongoing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly either in advance or arrears and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Investment advisory fees are considered constrained until the end of the month or quarter until the actual market value of these assets under management are known or a significant revenue reversal is no longer probable.

The following table presents revenue by major source.

Disaggregated Revenue from Contracts with Customers

Revenue from contracts with customers		
Asset based fees		
Investment advisory fees	$	7,194,000
Distribution fees		713,000
Total asset management fee revenue*		7,907,000
Commissions		
Brokerage commissions		974,000
Distribution fees		43,000
Total commissions revenue		1,017,000
Total revenue from contracts with customers*	$	8,924,000

*Excludes, intercompany revenue, interest, investment, and other income as noted above.

(4) Investment

Investment security at fair value of $179,000 as of December 31, 2019 consisted of a Brown Advisory sponsored mutual fund.

(5) Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 – inputs are unobservable inputs for the asset or liability.

Each financial instrument's level assignment within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement for that particular category.

The Company's investment is valued based on quoted market prices in an active market (Level 1 inputs). There were no transfers between levels related to the Company's investments in 2019.

(6) Regulatory Requirements

The Company is subject to the SEA Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,256,000 which was $1,006,000 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.78 to 1 as of December 31, 2019.

The Company is not required to file a Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

(7) Risks

The following is a description of the business risks facing the Company:

(a) Off-Balance Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by another broker-dealer on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealer represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by clearing agents.

(b) Credit Risk

Certain financial instruments, consisting of cash and cash equivalents and investments, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions which, at times may exceed the Federal Deposit Insurance Company (FDIC) insurance limits. The Company has not experienced any losses in such accounts for the year-ended December 31, 2019. The Company's investment is a mutual fund. The Company minimizes its concentration of credit risk on investments by ensuring that transactions are indirectly undertaken with a large number of counterparties and on a recognized exchange.

(c) Legal/Regulatory Risk

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional anticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(d) Market Risk

Market risk is a risk related to economic losses due to adverse changes in the fair value of a financial instrument. While market risk embodies several elements, including liquidity, basis risk, and price risk, The Company faces changes in the level of prices due to changes in (a) interest rates, (b) foreign exchange rates or (c) other factors that relate to market volatilities of the rate, index or price underlying the financial instrument. The Company earns revenue based on a percentage of the period-end fair value of the assets under management. The Company attempts to minimize the adverse impact of this risk through a varied offering of products and services.

(8) Related Party Transactions

Pursuant to intercompany services agreements (Service Agreements) with Brown Advisory, LLC (BALLC), a subsidiary of BAM, BALLC allocates to the Company certain operating expenses, including occupancy, communications and data processing, advertising, and employee compensation and benefits. As such, in 2019, $2,531,000 was allocated for services provided by infrastructure teams to the Company during the year.

The Board of Directors of BAI has approved the issuance of options to purchase BAGH common units and the issuance of units of common equity to certain key employees of the Company. BAGH made loans to the employees to fund the purchase of the common units and made loans to certain employees pursuant to promissory notes upon the employees joining the Company. The total compensation cost for options recognized was $18,000 in 2019.

BAI has a deferred compensation plan for certain of its key executives and employees. Compensation expense allocated to the Company by BAI was $120,000 in 2019.

In 2014, certain employees transitioned from the Company to BALLC under a dual employment agreement. As these individuals continue to support the Company's clients, a portion of their compensation and administrative expenses are allocated to the Company from BALLC pursuant to a Service Agreement. In 2019, $2,112,000 was allocated under this Service Agreement. Management believes that the Service Agreement results in the Company recognizing costs as incurred and in amounts related to the Company's economic obligations. The Company reimburses certain other affiliates for disbursements made on its behalf and for employee compensation costs related to certain compensation plans, including stock-based compensation plans.

In addition, as compensation for referring clients, the Company is allocated a portion of fees earned by BALLC and Brown Investment Advisory & Trust Company, a subsidiary of BAI. Revenues from asset based fees included $82,000 in 2019, related to these revenue sharing arrangements. The

Company had a payable to affiliates in the amount of $683,000 at December 31, 2019 which represents amounts paid on operating expenses in the normal course of business.

As of December 31, 2019, the company had the following Statement of Operations related party balances:

Statement of Operations		Revenue	Expense
Asset based fees	$	82,000	-
Employee compensation and benefits		-	3,972,000
Administrative		-	809,000
	$	82,000 $	4,781,000

(9) Commitments and Contingencies

The Company is not involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition or results of operations.

(10) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 28, 2020, the date at which the financial statements were available to be issued, and determined there are no items to disclose.

(Continued)

BROWN ADVISORY SECURITIES, LLC

Computation of Net Capital Under SEA Rule 15c3-1

December 31, 2019

(In thousands)

Aggregate indebtedness	$	985
Net capital:		
Total member's equity	$	1,618
Deductions/charges:		
Nonallowable assets:		
Receivable from clearing company		(154)
Prepaid expenses and other assets, and other receivables		(155)
Other deductions:		
Haircuts		(53)
Net capital		1,256
Minimum required net capital (the greater of $250,000 or 6.67% of aggregate indebtedness)		250
Excess net capital	$	1,006
Ratio of aggregate indebtedness to net capital		
	or	0.78 to 1

See accompanying independent registered public accounting firm report.

Statement Pursuant to Paragraph (d)(4) of SEA Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus filing on January 27, 2020.

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Information for Determination of Reserve Requirements Pursuant to SEA Rule 15c3-3

December 31, 2019

The Company has claimed exemption from SEA Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See accompanying notes to financial statements.

Brown Advisory Securities, LLC's Exemption Report

Brown Advisory Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, David M. Churchill, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

CFO/COO
February 28, 2020

15



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Brown Advisory Securities, LLC

We have reviewed Brown Advisory Securities, LLC's assertions, included in the accompanying Brown Advisory Securities, LLCs Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP
Baltimore, MD
February 28, 2020

PricewaterhouseCoopers LLP, 100 East Pratt Street Suite 2600, Baltimore, Maryland 21202-1096
T: 410 783 7600; F: 410 783 7680, www.pwc.com/us